UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7 – Arch Hill Capital N.V.)

Under the Securities Exchange Act of 1934

Lithium Technology Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

536808306

(CUSIP Number)

H. H. van Andel

Arch Hill Capital N.V.

Parkweg 2

2585 JJ’s Gravenhage

The Netherlands

Telephone: 011 31703546818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [    ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 536808306

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Arch Hill Capital N.V.
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 39,563,921 8. Shared Voting Power 26,568,480 9. Sole Dispositive Power 39,563,921 10. Shared Dispositive Power 26,568,480

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 66,132,401
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of class Represented by Amount in Row (11) 94.59%
14.	Type of Reporting Person (See Instructions) CO

This statement on Schedule 13D constitutes Amendment No. 7 to the Schedule 13D (the “Arch Hill Capital Amendment”) filed by Arch Hill Capital N.V. (“Arch Hill Capital”) and amends and supplements the Schedule 13Ds filed by Arch Hill Capital.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to add the following:

On August 30, 2004, Arch Hill Capital exchanged (the “Bridge Loan Exchange”) $3,545,000 bridge notes owed by the Issuer to Arch Hill Capital for securities of the Issuer. Arch Hill Capital exchanged
$1,705,000 of bridge notes for 1,705 Issuer A units (the “A Units”) and $1,840,000 bridge notes for
1,840 Issuer B units (the “B Units”).

Each A Unit consists of:
	(i)	one share of Issuer Series A Convertible Preferred Stock (the “Series A Preferred Stock”),

	(ii)	one warrant for each share of Common Stock issued upon conversion of the Series A Preferred Stock to purchase ½ of a share of Issuer Common Stock at an exercise price per share equal to 125% of the conversion price of the Series A Preferred Stock then in effect upon conversion of any shares of Series A Preferred Stock by the stockholder from time to time (the “125% A Warrant”), and

	(iii)	one warrant for each share of Common Stock issued upon conversion of the Series A Preferred Stock to purchase ½ of a share of Issuer Common Stock at an exercise price per share equal to 150% of the conversion price of the Series A Preferred Stock then in effect upon conversion of any shares of Series A Preferred Stock by the stockholder from time to time (the “150% A Warrant”).

Each B Unit consists of:

	(i)	one share of Issuer Series B Convertible Preferred Stock (the “Series B Preferred Stock”),

	(ii)	one warrant for each share of Common Stock issued upon conversion of the Series B Preferred Stock to purchase one share of Issuer Common Stock at an exercise price per share equal to $2.25 (the “125% B Warrant”), and

	(iii)	one warrant for each share of common stock issued upon conversion of the Series B Preferred Stock to purchase one share of Issuer Common Stock at an exercise price per share equal to $2.70 (the “150% B Warrant”).

For a further description of the transaction see Item 6.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

(a), (e), (f) As described in Item 3 and Item 6, on August 30, 2004, Arch Hill Capital exchanged
$3,545,000 of bridge notes owed by the Issuer to Arch Hill Capital for 1,705 A Units and 1,840 B Units.
For a further description of the transaction see Item 6.

(d) See Item 6.

(g) The issuance of Issuer common stock upon conversion of the Series A Preferred Stock, the 125% A
Warrants, the 150% A Warrants, the Series B Preferred Stock, the 125% B Warrants and the 150% B
Warrants may impede the acquisition of control of the Issuer by any person.

The Reporting Person has no plans or proposals which relate to Items 4 (b), (c), (d), (h), (i) or (j).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to add the following:

(a) (i) Arch Hill Capital is the beneficial owner of 65,553,358 shares of Issuer’s Common Stock representing approximately 94.89% of Issuer’s Common Stock consisting of :

(1) 1,196,605 shares of Issuer common stock held by Arch Hill Capital (issued upon conversion of $1,914,567 of bridge notes held by Arch Hill Capital on October 4, 2002);

(2) 1,974,500 shares of Issuer common stock held by Arch Hill Capital (issued upon conversion of $3.94 million in principal of Issuer convertible notes held by Arch Hill Capital on February 25, 2004);

(3) 6,069,697 shares of Issuer common stock held by Arch Hill Capital (issued in a debt exchange on April 13, 2004);

(4) 9,375,000 shares of Issuer common stock issuable upon conversion of $3,000,000 in principal of Issuer convertible debentures at an assumed conversion price of $.34 per share (issued in a debt exchange on April 13, 2004);

(5)	1,500,000 shares of Issuer common stock issuable upon exercise of $2.00 Warrants (issued in a debt exchange on April 13, 2004);

(6)	10,500,000 shares of Issuer common stock issuable upon exercise of $2.40 Warrants (issued in a debt exchange on April 13, 2004);

(7)	468,750 shares of Issuer common stock issuable as interest shares on the Convertible Debentures at an assumed conversion price of $.32 per share; and

(8)	2,706,350 shares of Issuer Common Stock issuable upon exercise of 1,705 shares of Series A Preferred Stock at an assumed conversion price of $0.63 per share (issued in the Bridge Loan Exchange);

(9)	1,353,175 shares of Issuer Common Stock issuable upon exercise of the 125% A Warrants with an assumed exercise price of $0.79 (issued in the Bridge Loan Exchange);

(10)	1,353,175 shares of Issuer Common Stock issuable upon exercise of the 150% A Warrants with an assumed exercise price of $0.95 (issued in the Bridge Loan Exchange);

(11)	1,022,223 shares of Issuer Common Stock issuable upon exercise of 1,840 shares of Series B Preferred Stock at a conversion price of $1.80 per share (issued in the Bridge Loan Exchange);

(12)	1,022,223 shares of Issuer Common Stock issuable upon exercise of the 125% B Warrants (issued in the Bridge Loan Exchange);

(13)	1,022,223 shares of Issuer Common Stock issuable upon exercise of the 150% B Warrants (issued in the Bridge Loan Exchange);

((1), (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12) and (13) together the “Arch Hill Capital Shares”); and

(14) 26,568,480 shares of Issuer common stock held by Arch Hill Ventures as described below.

(ii) Arch Hill Ventures is the beneficial owner of 26,568,480 shares of Issuer’s Common Stock representing approximately 67.54% of Issuer’s Common Stock consisting of:

(1) 5,567,027 shares of Issuer Common Stock (issued upon conversion of Series A Preferred Stock held by Arch Hill Ventures on February 25, 2004); and

(2) 21,001,453 shares of Issuer Common Stock held by Arch Hill Ventures (issued in a debt exchange on April 13, 2004) ((1) and (2) together the “Arch Hill Ventures Shares”).

(b) The Arch Hill Capital Shares are owned directly by Arch Hill Capital, with Arch Hill Capital having the sole power to vote and dispose of the Arch Hill Capital Shares. The Arch Hill Ventures
Shares are owned directly by Arch Hill Ventures. Arch Hill Ventures has the power to vote and dispose of the Arch Hill Ventures Shares. Arch Hill Capital controls Arch Hill Ventures and also has the power to vote and dispose of the Arch Hill Ventures Shares.

(c) As described in Item 3 and Item 6, on August 30, 2004, Arch Hill Capital exchanged $3,545,000 of bridge notes owed by the Issuer to Arch Hill Capital for 1,705 A Units and 1,840 B Units. For a further description of the transaction see Item 6.

Other than as described herein or in a previously filed statement, Reporting Person did not effect any transaction in the Common Stock of Issuer during the past sixty days.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Item 6 is hereby amended and supplemented to add the following:

Pursuant to the terms of the bridge financing agreement between the Issuer and Arch Hill Capital, at the option of Arch Hill Capital, the principal balance and all other sums due and payable under any promissory note issued on or after January 1, 2003 may be applied against the purchase price of equity securities being sold by the Issuer in any equity financing after the date of such note. Based on the foregoing, on August 30, 2004, Arch Hill Capital exchanged $3,545,000 of bridge notes owed by the
Issuer to Arch Hill Capital for securities of the Issuer sold in an equity financing on the date of the
Bridge Loan Exchange. Arch Hill Capital exchanged $1,705,000 of bridge notes for 1,705 A Units and
$1,840,000 of bridge notes for 1,840 B Units.

Each A Unit consists of:

(i)	one share of Issuer Series A Preferred Stock,

(ii)	one 125% A Warrant for each share of Common Stock issued upon conversion of the Series A Preferred Stock to purchase ½ of a share of Issuer Common Stock at an exercise price per share equal to 125% of the conversion price of the Series A Preferred Stock then in effect upon conversion of any shares of Series A Preferred Stock by the stockholder from time to time, and

(iii)	one 150% A Warrant for each share of Common Stock issued upon conversion of the Series A Preferred Stock to purchase ½ of a share of Issuer Common Stock at an exercise price per share equal to 150% of the conversion price of the Series A Preferred Stock then in effect upon conversion of any shares of Series A Preferred Stock by the stockholder from time to time.

Based on the foregoing, Arch Hill Capital is the beneficial owner of:

(i)	1,705 shares of Series A Preferred Stock;

(ii)	125% A Warrants to purchase up to 1,353,175 shares of Common Stock; and

(iii)	150% B Warrants to purchase up to 1,353,175 shares of Common Stock.

The shares of Series A Preferred Stock are entitled to receive an 8% annual dividend payable in shares of Issuer Common stock.

The shares of Series A Preferred Stock are convertible at the election of the holder thereof, at any time commencing from and after their date of issuance and for a period of three years thereafter, upon five days’ advance written notice to the Issuer. The conversion price is equal to 80% of the average closing price of Issuer Common Stock on the OTC-BB for the 20 trading days immediately preceding the day upon which the Issuer receives a conversion notice from the Series A Preferred stockholder.

The 125 % A Warrants and 150% A Warrants are exercisable for shares of Issuer Common Stock at any time beginning on the date of conversion of the Series A Preferred Stock and ending on the fourth anniversary of their issuance. The 125% A Warrants and 150% A Warrants are subject to adjustment for anti-dilution purposes.

Each B Unit consists of:

(i)	one share of Series B Preferred Stock,

(ii)	one 125% B Warrant for each share of Common Stock issued upon conversion of the Series B Preferred Stock to purchase one share of Issuer Common Stock at an exercise price per share equal to $2.25, and

(iii)	one 150% B Warrant for each share of common stock issued upon conversion of the Series b Preferred Stock to purchase one share of Issuer Common Stock at an exercise price per share equal to $2.70.

Based on the foregoing, Arch Hill Capital is the beneficial owner of:

(i)	1,840 shares of Series B Preferred Stock;

(ii)	125% A Warrants to purchase up to 1,022,223 shares of Common Stock; and

(iii)	150% B Warrants to purchase up to 1,022,223 shares of Common Stock.

The shares of Series B Preferred Stock are entitled to receive an 8% annual dividend payable in shares of Issuer Common stock.

The shares of Series B Preferred Stock are convertible at the election of the holder thereof, at any time commencing from and after their date of issuance and for a period of three years thereafter, upon five days’ advance written notice to the Issuer. The conversion price is equal to $1.80 per share.

The 125 % B Warrants and 150% B Warrants are exercisable for shares of Issuer Common Stock at any time beginning on the date of conversion of the Series B Preferred Stock and ending on the fourth anniversary of their issuance. The 125% B Warrants and 150% B Warrants are subject to adjustment for anti-dilution purposes.

The Series A Preferred Stock, the 125% A Warrants, the 150% A Warrants, the Series B Preferred
Stock, the 125% B Warrants and 150% B Warrants (and the conversion and warrant shares) constitute restricted securities and may be sold only upon registration under the 1933 Act or upon reliance on an exemption from such registration requirements. Series A Preferred stockholders and Series B Preferred stockholders have the following registration rights with respect to the shares of Common Stock into which the Series A Preferred Stock, the 125% A Warrants, the 150% A Warrants, the Series B Preferred
Stock, the 125% B Warrants and 150% B Warrants are exercisable. The Issuer has agreed to undertake to file with the Securities and Exchange Commission a registration statement covering the underlying shares of Common Stock at the Issuer’s expense commencing 180 days following the last date of sale of the A and B Units. The Issuer has agreed to use its best efforts to have the registration statement declared effective within 60 days of filing.

Notwithstanding the foregoing registration rights, pursuant to an agreement entered into with the holders of the January 2004 10% debenture holders, the Arch Hill Capital Shares and the Arch Hill Ventures Shares may not be sold prior to July 9, 2005 unless the January 2004 10% debentures have been repaid or converted prior to that time.

As of the closing date of the Bridge Loan Exchange, a sufficient number of shares of Series A Preferred Stock and Series B Preferred Stock (together the “Preferred Stock”) were not available for issuance under the Issuer’s Certificate of Incorporation. The Issuer has agreed to take all reasonable actions to promptly seek stockholder approval to amend its Certificate of Incorporation to increase the number of authorized shares of Preferred Stock to allow for the issuance of the Preferred Stock. Upon receipt of such stockholder approval, the Issuer has agreed to amend its Certificate of Incorporation to increase the number of authorized shares of Preferred Stock and deliver the Preferred Stock to the Arch Hill Capital. Pending the amendment of the Issuer’s Certificate of Incorporation to increase the number of authorized shares of Preferred Stock and commencing 180 days from the closing date of the Bridge Loan Exchange, Arch Hill Capital may request that the Issuer deliver notes convertible into that number of shares of common stock into which the Preferred Stock would be convertible and on all other terms comparable to the terms of the Preferred Stock. Upon such request and the approval of the Issuer’s Board, the Issuer has agreed to deliver such notes to Arch Hill Capital.

Item 7.	Material to be filed as Exhibits

Item 7 is hereby amended and supplemented to add the following:.

	Exhibit 10	Form of 125% A Warrant.

	Exhibit 11	Form of 150% A Warrant.

	Exhibit 12	Form of 125% B Warrant.

	Exhibit 13	Form of 150% B Warrant.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2004	ARCH HILL CAPITAL N.V.

	By	/s/ H.H. van Andel
H. H. van Andel
Chief Executive Officer

Index to Exhibits

Exhibit 10	Form of 125% A Warrant.

Exhibit 11	Form of 150% A Warrant.

Exhibit 12	Form of 125% B Warrant.

Exhibit 13	Form of 150% B Warrant.